Management’s Discussion and Analysis of Financial Statements
for the three and nine months ended May 31, 2018

This Management’s Discussion and Analysis (“MDA”) of Avalon Advanced Materials Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the three and nine months ended May 31, 2018 (the “Period”). The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Period and the consolidated financial statements and Annual Information Form for the year ended August 31, 2017. This MDA is prepared as of July 10, 2018.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, traded on the OTCQX Best Market in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified sustainable producer and marketer of specialty metals and minerals and by expanding the markets for its mineral products.

Avalon operates primarily in Canada with a focus on the “Technology Metals” or “Cleantech Materials”, including tin, lithium, tantalum, niobium, cesium, indium, gallium, germanium, rare earth elements (“REE”), yttrium, and zirconium.

The Company is in the process of exploring or developing four of its five mineral resource properties. The Company completed a preliminary economic assessment (“PEA”) of its Separation Rapids Lithium Project in September, 2016, and is currently working on an update to this PEA. The Company is also working on a PEA for its East Kemptville Tin-Indium Project. Previously, the Company completed a feasibility study on its Nechalacho Project in April 2013 (“Nechalacho FS”), and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) in November 2013. Nechalacho is the Company’s most advanced development project and work on this project has been recently re-activated due to strong demand for the “magnet rare earths” neodymium and praseodymium.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In November 2017, the Company released its sixth comprehensive Sustainability Report entitled Concentrating on Cleantech Materials Production (the "2017 Sustainability Report").

The Company believes that industrial demand for the advanced materials products it seeks to produce, particularly lithium compounds, is growing rapidly due to their importance in an expanding array of applications in new clean technology, notably energy storage and electric vehicles.

Exploration and Development Activities

Resource property expenditures for the three months ended May 31, 2018 (the “Quarter”) totalled $572,177, a 46% decrease over the level of expenditures for the same quarter in fiscal 2017 ($1,060,601), due primarily to the reduction in expenditures at Separation Rapids as the 2017 drill program was completed in the comparative quarter in 2017. Of these expenditures, 42% were incurred on the Separation Rapids Lithium Project, 27% were incurred on the East Kemptville Tin-Indium Project and 31% were incurred on the Nechalacho Project. No properties were abandoned during the Quarter.

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Resource property expenditures for the nine months ended May 31, 2018 (the “Nine Month Period”) totaled $1,746,907, an 18% decrease over the level of expenditures for the nine months ended May 31, 2017 ($2,128,986). Of these expenditures, 67% were incurred on the Separation Rapids Project, 20% were incurred on the East Kemptville Project, and 13% were incurred on Nechalacho. Expenditures on the Separation Rapids Project decreased to $1,179,410 from $1,691,123 in the same period in fiscal 2017, primarily due to the 2017 drilling program. The expenditures on the East Kemptville Project increased to $345,977 from $208,141 in the prior period as a result of metallurgical work and work on the PEA. Expenditures on Nechalacho increased to $221,540 from $116,644 in the prior period, due primarily to lease survey work conducted in 2018. No properties were abandoned during the Nine Month Period. An impairment loss of $3,030 was recognized for the property maintenance costs incurred on the Warren Township Anorthosite Project during the nine months ended May 31, 2017.

Separation Rapids Lithium Project

During the Quarter, the Company incurred $240,028 (2017 - $972,328) in expenditures on the Separation Rapids Lithium Project near Kenora, Ontario. Approximately 42% was incurred on the assay analysis, resource modelling and resource update to incorporate the assay results from the 2018 winter drilling program into the Company’s resource estimate. 32% was spent on additional metallurgical laboratory testwork toward optimization of both the petalite and lepidolite flotation process flowsheets as well as the lithium hydroxide production process, while 26% was spent on on-going environmental studies and permitting. All of the work was related to the preparation of an updated Preliminary Economic Assessment based on a revised development model involving a staged approach beginning with production of a lithium industrial mineral product.

Project Development Update

The Company is primarily focused on the next steps required to move forward with the Phase 1 production facility. Several models for this plant involving different throughput rates and variations of the flowsheet have been considered depending on the product mix to be recovered. Input from potential customers has provided sufficient indication of the industrial mineral market size to allow finalization of the development model to be incorporated into the updated PEA which is anticipated to be completed prior to the Company’s fiscal year end.

The revised development model, for the updated PEA, contemplates producing 85,000 tonnes per annum (“tpa”) of lithium mineral concentrate (petalite) for sale as an industrial mineral product to consumers in the glass industry, in addition to a further 15,000 tpa of lepidolite concentrate for sale to lithium chemical producers. The plant will also produce a feldspar concentrate (100,000 tpa) by-product for other markets.

A future Phase 2 could involve a demonstration-scale hydrometallurgical pilot plant to begin producing trial quantities of the lithium battery material derivative product (lithium hydroxide or carbonate) for evaluation by potential end-users. Following acceptance of the product in the market, the Company may then proceed with a scale-up of the hydrometallurgical plant in Phase 3 to produce up to 10,000 tpa of lithium battery materials in addition to continuing to serve its existing customers with industrial mineral products.

This staged development approach has several advantages over the model used in the Company’s 2016 PEA that contemplated a relatively large initial capital investment ($450 million) to construct a 14,500 tpa dedicated lithium hydroxide production facility. These benefits include the potential of a relatively low initial CAPEX, (targeting in the range of $70-80 million), early positive cash flow from industrial minerals and flexibility in product design to ensure broad market acceptance before incurring the larger capital investment required to build the Phase 3 hydrometallurgical plant. Overall, the current development model offers a lower cost and lower risk path to initial production and cash flow from the planned operation as there is considerable interest in the petalite industrial mineral product from consumers in the glass industry.

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Mineral Resources Update

A mineral resource estimate update for the Separation Rapids lithium deposit which includes results from the 2018 winter drilling was released during the Quarter. Four holes extended the known deposit to depth on both its east and west ends, resulting in a 10% increase in overall tonnage. This brings the total Measured and Indicated Resources to 8.405 million tonnes at 1.408% Li2O, with an additional Inferred Resource of 1.791 million tonnes at 1.349% Li2O (as summarized in Table 1 below). The deposit remains open to depth.

Two mineralogical domains, namely petalite (PZ) and lepidolite + petalite (LPZ) pegmatite account for 76% and 24% of the tonnage, respectively. The geology and grade of these zones were modeled and interpolated separately based on the drill hole logging and assays. The lithium grades display excellent lateral and vertical continuity, attesting to a high predictability of the mineralization. Overall, the 2018 drill program resulted in a tonnage increase of 9.4% relative to the resources as of November 15, 2017 (2017 Year End MD&A), demonstrated the predictability of the geological models, mineralogical zoning and grade distribution in the pegmatites, and allowed for an improved, well-constrained resource estimate. The resource change also illustrates the reliable conversion of Inferred resources to Indicated and Measured categories with additional drilling.

Table 1: Separation Rapids Lithium Deposit Mineral Resources Estimate as at May 22, 2018 (PZ refers to Petalite Zone and LPZ refers to Lepidolite-Petalite Zone)

	PZ					LPZ
	Mt	% Li2O	% Ta2O5	% CsO	% Rb2O	Mt	% Li2O	% Ta2O5	% CsO	% Rb2O
Measured	2.425	1.440	0.005	0.010	0.322	0.939	1.410	0.008	0.027	0.473
Indicated	3.992	1.391	0.006	0.012	0.338	1.049	1.402	0.009	0.025	0.469
Measured +
Indicated	6.416	1.409	0.006	0.011	0.332	1.989	1.406	0.009	0.026	0.471
Inferred	1.308	1.351	0.007	0.017	0.342	0.483	1.346	0.008	0.020	0.427

		Total PZ+LPZ
	Mt	% Li2O % Ta2O5 % CsO			% Rb2O
Measured	3.364	1.431	0.006	0.015	0.365
Indicated	5.041	1.393	0.007	0.014	0.366
Measured +
Indicated	8.405	1.408	0.007	0.015	0.365
Inferred	1.791	1.349	0.007	0.018	0.365

Footnotes:
1.	This resource estimate is valid as of May 22, 2018.
2.	CIM definitions were followed for Mineral Resources.
3.	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (ON).
4.	The resource estimate is based on Avalon’s drilling of 74 previous holes totalling 11,644 metres drilled between 1997 and 2017 and a further four holes totalling 1,282 metres in 2018.
5.	Drill data was organized in Maxwell DataShed and for estimation purposes was transferred to Geovia GEMS 6.8 software, wherein the block model was developed.
6.	The geological units were modeled as outlined by drill core logs.
7.	Resources were estimated by interpolating composites within a block model of 10 x 10 x 3 metre blocks oriented along the deposit strike.
8.

Grade interpolation used the Ordinary Kriging method combined with variograms and search ellipses modeled for each rock unit. For PZ unit, search ellipses of 50 x 35 x 15 m and 175 x 125 x 45 m were used for Passes 1 and 2, respectively. For LPZ unit, search ellipses of 35 x 25 x 8, 75 x 50 x 15 and 115 x 75 x 25 were used for Passes 1, 2 and 3, respectively.

9.

Measured material was defined as blocks interpolated using Passes 1 and 2, using composites from ≥ 4 drill holes and a distance ≤ 25 m to the nearest composite and additional blocks with excellent geological and grade continuity. Indicated material includes blocks interpolated with Pass 1 and 2 search ellipses, using ≥ 3 drill holes and a distance ≤ 35 m to the nearest composite and blocks with geological and grade continuity. Inferred material was defined as blocks interpolated with all Passes, composites from ≥ 2 drill holes and interpolated geological continuity up to 40 m below diamond drill holes.

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10.	Two metre composites were used and no capping was necessary.
11.	The mean density of 2.65 t/m3 was used for unit 6ABC and 2.62 t/m3 for unit 6D.
12.

The cut-off grade reported in this resource estimate, 0.6% Li2O, is consistent with the previously published resource estimates by Avalon (Preliminary Economic Assessment, 2016; November 15, 2017 resource estimate).

13.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing or other issues

Metallurgical Process Testwork

The new petalite flotation process developed by Avalon in late 2017, that successfully produced a high grade petalite concentrate (4.5% Li2O) with greatly reduced levels of sodium and potassium, has attracted considerable interest from potential customers as there is no comparable product available in the market today. This high purity petalite concentrate (which the Company has branded as “Super Petalite”) will be a premium quality material for certain specialty glass applications. The updated PEA will incorporate this flowsheet and product in the business model. Further optimization of the process will be carried out during a final pilot plant program, when feasibility study work commences.

Hydrometallurgical process optimization work on the flow sheet designed to recover a lithium battery material from petalite concentrate, continued during the Quarter. This work included continuing evaluation of the potential use of new membrane technology to simplify the current three-stage impurity removal processes. The introduction of specially tailored membranes into the petalite hydrometallurgical flowsheet has the potential to significantly reduce plant operating and capital costs, as well as greatly lowering energy requirements and the overall environmental footprint of the operation. Final results confirm the potential of membrane use in three applications but further work is required to better define the economic and process advantages.

Lithium Markets

The demand for lithium chemicals, such as lithium carbonate and lithium hydroxide, has been growing rapidly in recent years, driven predominantly by lithium ion rechargeable battery technology now in high demand for electric vehicles and other energy storage applications. Current projections indicate continued growth in lithium demand from the battery sector for the foreseeable future. Because lithium is marketed in different forms, (including lithium minerals used in glass and ceramics) aggregate lithium demand and supply is usually expressed in terms of lithium carbonate equivalent (“LCE”).

Industry analysts continue to debate the near-term rate of growth in lithium demand versus supply. While new production is forecast, there is considerable uncertainty as to how rapidly this new supply will be brought online. It is clear that many new lithium supply sources will be needed to ultimately meet the rapidly growing demand for batteries for electric vehicles. The Separation Rapids Lithium Project will be well-situated to serve new battery production facilities contemplated in North America. However, the mineralogy of the Separation Rapids resource allows for flexibility in the lithium products that can be produced, with petalite having considerable demand as an industrial mineral in specialty glass applications. This offers a simpler, lower risk and lower cost development alternative that will be the focus of the updated PEA currently in preparation.

For the purposes of its 2016 PEA, Avalon used a price assumption of US$11,000 per tonne FOB plant for lithium hydroxide consistent with price forecasts developed in mid 2016 by Roskill Information Services. In the June 2018 Review, Benchmark Minerals Intelligence stated that the current price (FOB North America) for lithium hydroxide in May was US$17,250/t, a 58% increase since 2016. Prices reported by Benchmark for the same period for CIF Asia and EXW China were US$21,250 and US$20,500 respectively. Spodumene prices (6% Li2O), FOB Australia strengthened to US915/tonne. While petalite prices are not reported, petalite concentrates - with an average 4.5% Li2O content, a petalite concentrate (compared to spodumene at 6%), could attract a price of US$650/tonne, based purely on lithium content.

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Lithium chemicals are getting most of the attention in the market and the media due to the increased demand projected for lithium ion batteries in electric vehicles. The markets for lithium in high strength glass products are also expected to grow. Many existing and new high strength glass formulations for automotive, aircraft, cell phones, and video displays where durability and light weight are key, require lithium to achieve the desired properties. Avalon’s new “Super Petalite” product is well-suited for this market.

Numerous expressions of interest have been received from potential customers for the Company’s lithium industrial mineral products and discussions on off-take commitments are ongoing. These have helped to define the probable market size for the petalite product, allowing the Company to finalize an appropriate production capacity for the Phase 1 plant for the purposes of the updated PEA. With demand for lithium growing rapidly and few advanced lithium projects ready to commence production, the Company is well-positioned to bring a new supply to the market to serve priority customers, once project financing is in place.

Environmental Assessment and Community Engagement Update

Avalon is committed to developing the Separation Rapids Project based on modern CSR principles and reporting on its performance in its annual Sustainability Reports. These CSR principles include commitments to minimize environmental impacts, ensuring the health and safety of employees, creating benefits for local communities and providing full transparency in its social and environmental performance. The Company and the project are well known in the local community.

The Company completed site water, sediment, fish, invertebrate and endangered species studies in June, 2017 and October, 2017 that successfully advanced the validation of the 1999 environmental baseline study. Initial leachate work has validated that the site rock is not acid generating, and additional work on neutralized tailings is ongoing. The original baseline environmental study prepared in 1999 and updated in 2007, required the spring and fall 2017 data collection to further update this study and align it with recent regulatory changes. A Draft Project Description and Environmental Impact Assessment was subsequently produced. Additional assessment work for the new Tailing Management Area is in progress. Recent project modifications will not significantly change environmental designs.

Permitting has been advanced through a multi-ministry meeting to review the completed Draft Project Description, discuss the provincial permitting process and to obtain regulator input into the project planning and confirm the proposed environmental work program. Separate discussions were held with federal regulators which also included the probable exemption of the project from the Canadian Environmental Assessment Act 2012 (“CEAA”) due to the low environmental impact of the project and the fact that the project does not exceed any of the regulated triggers under the Act.

The Project is located in the traditional land use area of the Wabaseemoong Independent Nations (“WIN”) for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the Project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on Project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on business opportunities and providing training for community members. The Company has also initiated dialogue with the Métis Nation of Ontario which holds Aboriginal rights in the area. Following the completion of the Draft Project Description, positive project review meetings were held with the Wabaseemoong Chief and Council and with the Métis Nation of Ontario at a Valued Components Workshop in order to review the project and obtain guidance and comments on environmental aspects of the project.

Overall, the Company does not anticipate any delays in securing the necessary permits and approvals to proceed with the Phase 1 production facility. The small environmental footprint, including low GHG emissions, and almost non-existent air emissions planned in the first stage, makes the staged development approach advantageous to the permitting process. The Company is planning to formally start the permitting process this summer. Avalon is also currently working with Hydro One to determine the optimal route to deliver clean hydro-electric power to the site from one of the nearby dams on the English River.

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The staged development approach is also advantageous to Avalon’s potential Indigenous partners by providing time to consider opportunities for direct participation in project development and time for individual members to obtain the necessary training for jobs at the site. Engagement is ongoing with local Indigenous communities, regulators, and local government who continue to be supportive of the project.

Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Nechalacho Rare Earth Elements Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about 5 kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares). The leases are subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.49 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has signed an Accommodation Agreement with the DKFN. The Company also recognizes that the T cho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations: the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

While the Nechalacho Project has been relatively inactive since 2014, the Company continues to monitor REE markets closely and there have been some recent indications of renewed demand. The anticipated increase in demand for electric vehicles (EVs) in the coming years, and the need for rare earth magnets in the electric motors for these vehicles sparked a significant increase in price for neodymium (Nd) and praseodymium (Pr) through three quarters of 2017. In Q4 2017 prices retreated when China released some stockpiled material into the market, however, the rapid transition to electric vehicles we are witnessing bodes well for future growth in demand for Nd and Pr.

Expenditures during the Quarter totalled $176,762 (2017 - $35,340), of which approximately $145,000 were spent on camp maintenance and lease survey program, with the balance spent primarily on mining lease payments and renewing the exploration land use permit with the positive associated engagement activities. The lease survey will enable Avalon to finalize conversion of the mineral claims adjacent to the present leases, to mining lease status. The key factors going forward which influence the Nechalacho Project schedule, all of which are somewhat dependent on one another, are: securing one or more strategic or financial partners; securing sufficient binding agreements for offtake to support project financing; the availability of equity and debt financing at a reasonable cost and the receipt of all requisite construction and operating permits.

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The Nechalacho property hosts a variety of technology metals resources (including lithium and beryllium in the T-Zone), any one of which could become a development opportunity when there is sufficient market interest. The Company continuously monitors these markets and the growing demand for neodymium and praseodymium for rare earth magnets has created an opportunity to investigate the potential for initial small-scale production of Nd-Pr rich concentrates from two known, readily accessible, near-surface resources on the Nechalacho property. Some preliminary work on this possibility has been initiated.

Rare earth magnets remain vital to many clean technology applications requiring high efficiency, lightweight electric motors and generators. This includes motors for electric vehicles, which can require 5-10kg of rare earth magnets per vehicle. The growing market for electric vehicles, especially in China, has created new demand for these high strength magnets, resulting in rising prices for neodymium and praseodymium, both now selling for over $100/kg in oxide form. The world still largely relies on China for rare earth supply, yet China has reportedly become an importer of neodymium concentrates.

While Avalon’s 2013 Feasibility Study focused on the underground accessible, heavy rare earth-rich Basal Zone of the Nechalacho Deposit, the property hosts several other easily accessible, near-surface, rare earth mineralized zones including high grade, neodymium-praseodymium (“Nd-Pr”) rich resources. These are located in the T-Zone and Tardiff Lake Zones. (See the location map within the Nechalacho presentation on Avalon’s website). These zones have potential for near-term, small-scale, low-impact development to produce Nd-Pr rich concentrates for export and will be the focus of renewed development work contemplated for the Project in 2018.

Neodymium Potential

Previous work on the Project has identified high-grade, near-surface neodymium mineralization associated with the light rare earth ore mineral bastnaesite in both the North T Deposit and Tardiff Lake Zones of the Nechalacho Deposit. The former was drilled by previous owners of the property in 1982-85 and the Nechalacho Deposit was extensively drilled by Avalon in 2007-12. However, there was little systematic analytical work for rare earths during the early exploration in the 1980’s.

In 2007, Avalon reported on historical resources in the North T Deposit which included a small, but high grade, neodymium resource in the F-Subzone, averaging 6.5% Total Rare Earth Oxides (“TREO”) including 1.5% Nd2O3. A decline was driven by previous operators into the North T Deposit to conduct underground exploration and recover a bulk sample. The decline also intersected the near-surface neodymium-rich F-Subzone closer to surface, making it readily accessible for additional bulk sample work, once it is partially de-watered.

The T-Zone also contains significant lithium resources (mainly in lepidolite), that historically were not considered an economic opportunity, but now deserve a more thorough evaluation.

In the near-surface North Tardiff Lake Zone, partially drilled by Avalon in the course of the Basal Zone work, bastnaesite-rich mineralization was intersected indicating resource potential for more than one million tonnes at 2.5 -3.5% TREO with 8 kg/tonne Nd2O3+Pr2O3. Highlights from the drilling include 3.03% TREO over 27.9m starting from 14.1m and 4.97% TREO over 29.75m from 15.25m. Such mineralization, which starts at surface, is readily accessible for small-scale open pit mining.

The South Tardiff Lake Zone contains two trenches which gave surface chip samples ranging from 2.7 -8% TREO, including 0.7 -1.9% Nd2O3+Pr2O3. One nearby drill hole intersected 3.48% TREO over 9.8m including 0.86% Nd2O3+Pr2O3, starting from just 23m below surface, indicating similar small-scale open pit potential.

Lithium Potential

Nechalacho is a polymetallic property with, in addition to rare earths, significant quantities of other rare metals including niobium, tantalum and lithium. Lithium occurs in the mineral polylithionite, which is similar to lepidolite, in the S and T Zones. The resources of lithium at Nechalacho have never been estimated and Avalon intends to complete sampling of historic drill core in Fall 2018 to establish the distribution of this element in the T deposit. This is anticipated to enable estimation of a T Zone lithium resource. Historic mineral analyses of the polylithionite at the project have shown over 6% Li2O. The S Zone, which has visible polylithionite mineralization, has never been drilled.

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Development and Permitting Plans

Avalon plans to investigate the possibility of developing Nechalacho as a near-term, small-scale producer of Nd-Pr rich concentrates for export involving potentially a simple mining, crushing and optical sorting operation. This has significant advantages over the already-approved Project plan from an environmental standpoint. Barren waste rock from the development can also negate the need for and cost of the originally proposed quarry for site development and the proposed airstrip extension.

The Company is currently participating in an independent scoping study, supported in part by the Territorial Government, on the East Arm-Yellowknife Road and hydro infrastructure corridor in order to provide clean power, year-round access to site and greatly simplified Project logistics. It would also provide significant cost savings to Nechalacho and northern communities such as Lutsel K’e through improved access. This is driven in part by Federal government initiatives to reduce greenhouse gas emissions that would result from replacing diesel power with clean hydro power.

Specific Company objectives for 2018/2019 include:

•	confirming Nd-Pr resources in the F-Subzone and Tardiff Lake Zones and preparing a scoping study on a small-scale development model focused on Nd-Pr concentrate production;
•	re-sampling existing drill core from 1980’s drilling to analyze for lithium and establishing an initial T-Zone lithium resource estimate;
•	investigating neodymium, praseodymium, dysprosium (the other ‘magnet rare earth’) and lithium potential in the North T and S zone deposits;
•	metallurgical testing of near surface rare earth mineralization with high neodymium and praseodymium values, and
•	continuing the permitting process and community engagement toward identifying local Indigenous business partners.

The Company received notice from the Government of the NWT of approval of the renewal of its Land Use Permit (“LUP”) for exploration work on the Project. The renewal also includes the work for the extension of the existing airstrip. Other than visiting the site to carry out sample collection work, no other land disturbances are planned in 2018. Total budget requirements for the 2018 work program are estimated at $100,000.

Unless otherwise noted, the technical information on the Nechalacho Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

East Kemptville Tin-Indium Project

The Company incurred $155,387 (2017 - $51,995) in expenditures during the Quarter on the East Kemptville Project, approximately 50% of the expenditures were incurred on the preparation of a Preliminary Economic Assessment report (the “EK PEA”), including an updated resource estimate, to evaluate the economics of a small-scale re-development and site rehabilitation scenario using different variants on the model, 20% was spent on environmental studies and permitting, and 17% on resource modelling of the stockpile. The balance of the expenditures was incurred for metallurgical testwork to evaluate the use of ore-sorting technology to reject waste and create a higher grade of feed material for a smaller (lower cost) gravity concentrator.

The Company presently holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders.

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The Company first acquired its Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. Subsequent to the end of the Quarter, the Special Licence was renewed while the Company continues the process toward applying for a mining lease to replace the Special Licence and secure full surface tenure. The lease application will be formally submitted in July, 2018. Once received, the Mining Lease will allow Avalon to proceed with final feasibility study work and Project financing. The Company is presently preparing the EK PEA for filing with the mineral lease application along with a site closure plan. The EK PEA is scheduled to be released by mid-July, 2018. Once all approvals are in place, financing is secured and feasibility work completed, the operation could be brought to initial production in 12-16 months.

PEA Project Development Model

The small-scale re-development model as conceived for the EK PEA contemplates processing 2,400 tonnes per day of ore to produce an average of 1,500 tonnes per year of tin concentrate for at least 15 years using a gravity concentration process. Demand for conflict-free tin concentrates remains strong, as new markets emerge in clean technology applications such as lithium ion batteries. With growing demand, production could potentially be increased and operational life extended by accessing additional tin resources at depth or in other mineralized zones, such as Duck Pond. There is also potential to recover by-product zinc-indium and copper concentrates in the future.

Interest from a potential development partner in the Project has also led to further testwork to evaluate the use of ore-sorting technology to reject waste and create a higher grade of feed material for a smaller (lower cost) gravity concentrator. Similar work conducted previously on a sample of material from the Low Grade Stockpile indicated that ore-sorting technology could be successfully applied at the Project. This current ore-sorting testwork includes drill core from both the Main and Baby Zones and results are expected by the end of July.

Recent project work has confirmed that the small-scale re-development scenario has economic potential at current tin prices which have remained above the US$20,000/t level on the London Metal Exchange (LME) in 2018. The model being developed for the EK PEA contemplates processing of almost 6 million tonnes of surface ore stockpiles at the rate of 100 tonnes per hour (“tph”) for the recovery of a tin concentrate through a small, modular-designed gravity process plant. The model also includes the processing of higher grade, near surface ore from both the Main and Baby Zone pits. This would also serve to generate clean tailings for use as a cover over the large tailings stack to fully remediate this as an ongoing source of acid mine drainage. This scenario offers the potential for near term production at a relatively low capital expenditure with positive environmental impacts by remediating sources of on-site acid mine drainage and by taking advantage of existing tailings management facilities and the open pits for waste disposal. Processing of the stockpiles would also contribute to the long term environmental remediation of the site.

Avalon has begun commercial discussions with several parties interested in new sources of supply of tin concentrate or interested in tin development opportunities. Samples of the stockpiled ore have been sent to one interested party for ore sorting testwork and others are waiting for tin concentrate samples. Given the expected quality of the tin concentrate to be produced, off-take contracts are expected to be achieved once financing for the project is in place, or as a part of a debt financing arrangement.

Permitting and Environmental Studies

Environmental studies have examined the nature of the waste material generated from renewed operations, as well as the conditions required for bringing the existing operation into readiness for future production. A closure strategy has now been identified for the small-scale re-development scenario to significantly reduce the existing site environmental liability through innovative management of future waste rock and tailings and through the processing and elimination of sulphide-bearing material presently stored on surface that is contributing to the need for costly ongoing water treatment. Metallurgical testwork to validate the ability to produce a clean (low sulfur) low permeability cover to prevent the release of further acid mine drainage from the existing tailings management area was successfully completed. This low permeability cover has the additional benefit of lowering the water table in the tailing management area, further improving the already stable facility.

Avalon Advanced Materials Inc.	Page 9 of 25

All future potentially acid generating waste produced will be disposed of sub-aqueously to eliminate oxidation and the need for long term treatment requirements. These are anticipated to significantly reduce or eliminate the need for ongoing site care and maintenance. Additional drilling was completed by the surface rights owner to validate the stability of the coarse tailings pile and eliminate the potential need for future stabilization work during operations. Samples from the drilling will be analysed for tin to evaluate the potential for re-processing the tailings to recover additional tin concentrates. The detailed due diligence review of the historic environmental liability, led by Mark Wiseman, Vice-President, Sustainability, related to the acquisition of the surface rights was completed with no fatal flaws identified.

During the Quarter, the Species at Risk Act study was initiated at the Project site with the completion of the spring bird survey. Engagement continues by meeting with regulators, NGOs and local communities with continued strong support for the Project. With the update of the mine plan, permitting is well advanced with the mineral lease and Crown Land lease transfer planned for submission by the end of July, 2018. The closure plan is being updated to incorporate changes to the mine plan. The overall objective of full site rehabilitation on closure remains feasible and a key objective for Avalon.

East Kemptville Resource Update

In conjunction with preparing the EK PEA on the new small-scale re-development model, an updated mineral resource estimate for both the Main and Baby Zone tin-indium deposits has been prepared to include results from a 2015 in-fill drilling program. Total estimated Measured and Indicated Mineral Resources are now 22.97 million tonnes at 0.153% Sn, with an additional Inferred Resource estimate of 14.25 million tonnes at 0.139% Sn at a cut-off grade of 0.1% Sn (see Table 2 below). These resources were pit constrained. While the total deposit tonnage and grade did not change significantly, the proportion classified as Measured and Indicated increased by some 24%, implying an increase in the overall confidence level in the resource.

Following the previously-released East Kemptville mineral resource estimate (NR 14-13, October 31, 2014), Avalon completed a drilling program in 2015 which totalled 4,514 metres in 22 holes. Nine of these holes were in the Main Zone, eight in the Baby Zone and five in the Duck Pond Zone. Results from the 17 in-fill holes in the Main and Baby Zones are included in the updated resource. The main objectives of the drill program were to increase confidence in the resource and explore the poorly drilled northeast extension of the Main Zone. Both of these objectives were achieved. At this time, the indium, zinc and copper grades of the updated resource have not been re-estimated. This will be completed over the next two months.

The methodology for this updated resource is described in the footnotes to Table 2 below. Separate block models were prepared for the Main Zone and Baby Zones, which allowed for a more detailed resource model in the Baby Zone. The resource is based on improved geological models and utilizes an improved interpolation method. The addition of the 2014 and 2015 drill holes increased the estimated Measured Resources by 0.58 million tonnes. A good reconciliation of the mineral resource model using the data for the historically mined volume with historic production statistics allows for a high confidence in the current estimation method.

Note that the updated Mineral Resource estimate described above only applies to in-ground mineral resources and does not included the Inferred Resource contained in the Low Grade Stockpile, which totals 5.87 million tonnes at 0.112% Sn (See Annual Report on Form 20F for the year ended August 31, 2017).

Avalon Advanced Materials Inc.	Page 10 of 25

Table 2: East Kemptville In Situ Unmined Mineral Resource Estimate, Main and Baby Zones, Based
on Percentage Tin Cut-off Grade, as at May 7, 2018

Classification	Cut-off grade	Main Zone NE		Baby Zone		Total
		Tonnes [Mt]	Sn [%]	Tonnes [Mt]	Sn [%]	Tonnes [Mt]	Sn [%]
Measured	0.08	0.40	0.173	0.22	0.241	0.61	0.197
	0.10	0.38	0.177	0.20	0.251	0.58	0.203
	0.12	0.32	0.188	0.19	0.259	0.51	0.214
Indicated	0.08	27.89	0.133	1.72	0.194	29.61	0.137
	0.10	20.91	0.148	1.48	0.211	22.39	0.152
	0.12	14.84	0.163	1.27	0.228	16.11	0.168
Measured + Indicated	0.08	28.28	0.134	1.93	0.199	30.22	0.138
	0.10	21.29	0.148	1.68	0.216	22.97	0.153
	0.12	15.16	0.164	1.46	0.232	16.62	0.170
Inferred	0.08	18.54	0.125	0.90	0.153	19.43	0.126
	0.10	13.56	0.137	0.69	0.172	14.25	0.139
	0.12	8.11	0.156	0.51	0.193	8.62	0.158

Notes:
1.	CIM Definition Standards for Mineral Resources, 2014, were followed.
2.	The independent Qualified Person for this mineral resource estimate update is William Mercer, P. Geo., of Avalon Advanced Materials Inc.
3.	The mineral resource estimate is based on 194 drill holes totalling 21,456 m drilled between 1979 and 1991 by previous operators and 23 holes totalling 4,190 m drilled by Avalon in 2014 and 2015.
4.	Drill data were organized in Maxwell DataShed and for estimation purposes were transferred to the Geovia GEMS 6.8.1 software, wherein the block model was developed.
5.

Resources were estimated by interpolating composites within block models of 24 m by 24 m by 12 m blocks in the Main Zone and 6 m by 6 m by 6 m in the Baby Zone. Interpolation used the inverse Ordinary Kriging method.

6.

In the Main Zone, Measured material was defined as blocks interpolated with a search ellipse with radii of 40x20x15 m using 18-36 samples, corresponding to 3-6 drill holes, indicated material with a 120 x 40 x 18 m search ellipse and the same number of samples, and inferred material with a 315 x 85 x 18 m search ellipse using 12-24 samples corresponding to 2-4 drill holes. In the Baby Zone, Measured material was defined as blocks interpolated with a search ellipse with radii of 30 x 20 x 8 m using 6-12 samples, corresponding to 3-6 drill holes, Indicated material with a 48 x 33 x 12 m search ellipse and the same number of samples, and Inferred material with a 95 x 65 x 24 m search ellipse using 4-8 samples corresponding to 2-4 drill holes.

7.	Prior to compositing, the assays were capped at 1% Sn, which corresponds to the 99th percentile of the tin assay data, reducing the length-weighted mean of the tin assays by 9.4%.
8.	Mean density values of available data of 2.728 t/m3 and 2.784 t/m3 were used for the Main and Baby Zones, respectively.
9.	The resource estimate has been constrained using the Whittle pit described previously (Avalon News Release 15-02, February 25, 2015)
10.

Several possible cut-off grades are reported in this resource estimate. Based on past mining practice at East Kemptville, a cut-off grade of 0.1% Sn is reasonable and preliminary cost and revenue values at the time of estimation also suggest this is reasonable.

11.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing or other issues.

Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Avalon Advanced Materials Inc.	Page 11 of 25

Lilypad Lakes Lithium-Cesium-Tantalum Project

The Lilypad Lakes Tantalum-Cesium Project consists of 166 new claim units, totalling slightly over 3,200 ha, covering a field of lithium, tantalum and cesium mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario. The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties. Previous owners of the property drilled some 50 shallow drill holes and Avalon completed 32 drill holes totaling 4,781 metres in 2000 and 2001 in a program focused primarily on tantalum potential that produced encouraging initial results.

The project has been inactive since 2001 awaiting a recovery in tantalum prices or new demand for cesium minerals. Two recent developments have encouraged Avalon to resume exploration at the property. Firstly, because of recent increasing market interest in both lithium and cesium, a field program is justified primarily to investigate the cesium potential of the property. Secondly, development plans for the Ring of Fire area, north of the property, increase the probability of road access being developed near the property.

The exploration work planned for summer 2018 will comprise geological mapping and geochemical sampling to better understand cesium distribution, identify new drill targets and to obtain samples suitable for metallurgical testwork. The 2000 and 2001 work program recognized exceptional cesium potential over a broad area on the property with drill intercepts assaying up to 6.205% Cs2O over 1.70 metres in one mineralized dyke known as the Pollucite Dyke.

Other Projects

The Company did not complete any work on any of its other projects during the Quarter.

Corporate Social Responsibility

In November 2017, the Company released its 2017 Sustainability Report, which is available for download on the Company’s website at: http://www.avalonAM.com

The 2017 Sustainability Report was prepared in accordance with the streamlined October 2016 Global Reporting Standards. The 2017 Sustainability Report incorporates a self-assessment of Fiscal 2017 performance and sets targets for 2018 against the applicable Mining Association of Canada “Toward Sustainable Mining” indicators.

In addition to the Company’s safety performance, the report includes many other accomplishments such as energy efficiency initiatives, community outreach, and metallurgical process improvements that contribute to improved environmental performance. Avalon is committed to working closely with its Aboriginal partners to create lasting economic and social benefits in the communities. In addition to its partners in the NWT, dialogue is ongoing with the Acadia First Nation in Nova Scotia as it relates to the East Kemptville Project and with Wabaseemoong Independent Nations (“WIN”) and Métis Nation of Ontario with respect to the Separation Rapids Lithium Project.

To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets intermittently to review all of the Company’s sustainability-oriented work at all its projects. No meetings were held in the Quarter due to the low level of current development activity. In recognition of its sustainability efforts, Avalon has once again placed among Corporate Knights’ 2018 Future 40 Responsible Corporate Leaders in Canada from a shortlist of eligible small and mid-size organizations.

The methodology for the 2018 Future 40 Responsible Corporate Leaders in Canada ranking is based on 16 key performance indicators covering resource, employee and financial management. The full methodology for this year’s ranking is available from Corporate Knights here: http://www.corporateknights.com/reports/future-40/2018-future-40-methodology-15085128/. Private or publicly-listed companies headquartered in Canada with revenue of under $1 billion and evidence of ESG reporting are eligible. Ranking is based on publicly-disclosed data, verified by the companies prior to project completion.

Avalon Advanced Materials Inc.	Page 12 of 25

The full ranking can be viewed in Corporate Knights Magazine’s Spring 2018 issue or online at www.corporateknights.com/reports/2018-future-40/2018-future-40-results-15241106/.

The Company’s focus is on materials that enable clean technology, including solar and wind power. In order to do this sustainably, Avalon designs its operations to minimize environmental impacts and greenhouse gas emissions, while planning for rehabilitation and productive use of the land post closure. The Company also now applies a staged-development approach to its cleantech materials projects, which involves starting production at a modest scale, to minimize project footprint and potential risks to environment, while also reducing investment risk and creating opportunities for its Indigenous business partners.

Administration and Other

Corporate and Administrative expenses totalled $733,103 during the Quarter, a 5% decrease over the amount incurred during the comparative quarter in fiscal 2017 ($768,305). This decrease reflects the Company’s continuing effort to reduce its overhead costs. The main areas of decreased operating expenses for the Quarter were salaries and benefits. Expenses on other functional areas were at about the same level as for the comparative quarter in fiscal 2017.

Salaries and benefits for the Quarter decreased by 9% to $386,475 compared to $426,413 for the same quarter in fiscal 2017. This decrease is primarily related to reduced staffing levels.

Expenses on public and investor relations totalled $130,016 compared to $125,603, for the same quarter in fiscal 2017. Investor relations activities during the Quarter included non-deal roadshows in New York, Montreal, Hong Kong, Munich and Zurich and attendance at two investment conferences, one in Hong Kong and one in Toronto. The Company engaged several new consultants during the Quarter to assist in introducing the Company and its cleantech materials business orientation to impact investors and clean growth funds that make high performance on environmental and social responsibility a key investment criterion. Initial feedback has been positive and the Company will accelerate this new investor relations effort in the fourth quarter.

Share based compensation earned during the Quarter totalled $34,014 compared to $52,325 for the same quarter in fiscal 2017. This decrease is primarily related to the decrease in the estimated fair values of the options earned during the Quarter.

For the Nine Month Period, corporate and administrative expenses totalled $2,076,600 compared to $2,208,794 for the same period in fiscal 2017. The main areas of decreased operating expenses for the Nine Month Period were expenses on public and investor relations, and salaries and benefits. Expenses on other functional areas were at about the same level as for the comparative period in fiscal 2017.

Expenses on public and investor relations for the Nine Month Period decreased by $106,748 (29%) to $264,385 compared to the same period in fiscal 2017. The decrease is primarily related to the reduced amount of work provided by consultants with respect to investor relations activities in the US and in Europe and the number of investment conferences the company participated in, as the Company refocused its investor relations activities in Canada in Fiscal 2018.

Consistent with the Quarter and for similar reasons, salaries and benefits for the Nine Month Period decreased by approximately 5% to $1,067,160, compared to the same period in fiscal 2017.

Marketing and sales related expenses increased by $13,659 (31%) to $57,661 during the Nine Month Period compared to the same period in fiscal 2017, which primarily related to increase in travel for meetings with potential customers.

Avalon Advanced Materials Inc.	Page 13 of 25

Stock-based compensation decreased to $112,462 from $140,174 during the Nine Month Period compared to the same period in fiscal 2017. This decrease is primarily related to the decrease number of options earned during the Nine Month Period compared to the same period in fiscal 2017.

On May 31, 2018, the fair values of the Company’s outstanding derivative liabilities (which included the warrants denominated in US$ warrants, the A1 Warrants and the B1 warrants) were re-measured using the Black-Scholes pricing model, which resulted in a gain of $410,241 for the Nine Month Period (being the decrease in the estimated value of these warrants between August 31, 2017 and May 31, 2018) and a gain of $157,395 for the Quarter (being the decrease in the estimated value of these warrants between February 28, 2018 and May 31, 2018). The changes in the estimated value of these warrants are mainly caused by the fluctuation in the trading price of the Company’s common shares on May 31, 2018 compared to August 31, 2017 and February 28, 2018, as well as the issuance of 6,250,000 B1 warrants on January 15, 2018.

The fair values of the Company’s outstanding convertible redeemable preferred shares (issued in March 2017 and January 2018) were also re-measured, which resulted in losses of $397,688 and $165,375 for the Nine Month Period and the Quarter, respectively.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited condensed consolidated interim financial statements of the Company.

Fiscal Year	2018			2017			2016
For the Quarters Ended	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31
		$	$	$	$	$	$	$
Revenue (Interest)	20,204	12,484	14,749	16,080	7,088	2,544	2,499	5,882
Net Loss before discontinued operations	682,931	1,142,848	628,038	835,616	1,312,870	568,543	640,292	704,446
Net Loss	682,931	1,142,848	628,038	835,616	1,312,870	568,543	640,292	704,446
Net Loss, per share, basic and diluted	0.003	0.005	0.003	0.004	0.007	0.003	0.004	0.004

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the impairment losses recognized on resource properties, changes in the fair value of derivative liabilities and convertible redeemable preference shares, and expensed financing transaction costs. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mineral properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

Avalon Advanced Materials Inc.	Page 14 of 25

As the Company is in the development stage, its principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

As at May 31, 2018, the Company has current assets of $559,492 and current liabilities of $835,110. The holder of the Company’s convertible redeemable preferred shares is entitled to demand repayment of the applicable redemption value per share in cash (which totalled $3,026,250 as at May 31, 2018) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $18,095, the Company’s adjusted working capital deficit was $257,523 (calculated by adding back the deferred flow-through share premium of $18,095 to the working capital deficit of $275,618). As the de-recognition of the balance of the deferred flow-through share premium will not require the future outflow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk. As at August 31, 2017, the Company had adjusted working capital of $556,112 and cash and cash equivalents on hand of $1,073,574.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $300,000 per month. The Company’s anticipated resource property expenditures for the balance of Fiscal 2018, assuming the requisite financing is in place, are budgeted at approximately $500,000.

Subsequent to the Quarter as further described under Subsequent Events, the Company completed two private placement financings and issued 150 C1 Preferred Shares (the “C1 Preferred Shares”) at a price of $5,000 per share, 2,400,000 units at a price of $0.10 per unit (“NFT” Unit) and 3,500,000 flow-through units at $0.10 per unit (“FT Unit”) for total gross proceeds of $1,340,000.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least the end of August, 2018. Initiatives to raise additional capital are in progress although there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise sufficient additional funds on favourable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

The Company does not have any externally imposed capital requirements other than those certain Redemption Events contained in the preferred share terms. The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company’s resource properties, are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. As at May 31, 2018, the Company is required to incur additional Canadian Exploration Expenditures (“CEE”) of $87,461 by December 31, 2018. This amount represents the remaining balance of the required expenditures resulting from the private placement completed in December 2017. The Company is also required to incur CEE of $350,000 by December 31, 2019 relating to the private placement completed subsequent to the Quarter.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of any of the Company’s projects once the capital requirements become relatively large.

Avalon Advanced Materials Inc.	Page 15 of 25

The Company has an operating lease for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

Fiscal year ended August 31, 2018		$26,533
2019		$318,395
2020		$106,131
2021	and thereafter	$-

Off Balance Sheet Arrangements

As at May 31, 2018, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There have been no material trading transactions with related parties during each of the three and nine month periods ended May 31, 2018 and 2017, other than the participation by certain related parties in the November 2017 Private Placement, whereby Donald Bubar, Director, President and CEO, Mark Wiseman, Vice President Sustainability, Patricia Mohr, Director subscribed for 200,000, 55,000 and 50,000 flow-through shares at $0.145 per share, respectively.

b)	Compensation of key management

The remuneration of directors and other members of the Company’s senior management team during each of the three and nine months ended May 31, 2018 and 2017 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2018	2017	2018	2017

Salaries, benefits and directors’ fees(1)	$462,371	$462,615	$1,274,004	$1,305,777

Share based compensation(2)	28,553	42,029	95,086	247,477

	$490,924	$504,644	$1,369,090 $	1,553,254

(1)

Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE for the Quarter and for the Period totaled $144,450 (2017 – $138,648) and $412,583 (2017 - $428,391), respectively.

(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Avalon Advanced Materials Inc.	Page 16 of 25

Subsequent Events

Subsequent to the Period, the Company:

a)

granted an aggregate of 965,000 stock options with a weighted average exercise price of $0.11 per share to certain employees and consultants of the Company. The weighted average contract life of these options at issuance was 3.2 years;

b)	issued a total of 2,776,134 common shares pursuant to the conversion of 25 A1 Preferred Shares and 15 B1 Preferred Shares;

c)

completed a private placement and issued 2,400,000 units at a price of $0.10 per NFT Unit and 3,500,000 FT Units at a price of $0.10 per FT Unit for total gross proceeds of $590,000. Each NFT Unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the “Closing Date”), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice (the “Accelerated Expiry Date”). Each FT Unit was comprised of one flow-through common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 until the day that is two years from the Closing Date or the Accelerated Expiry Date whichever is earlier; and

d)	issued 150 C1 Preferred Shares at a price of $5,000 per share with an entity managed by the Lind Partners (“Lind”) for gross proceeds of $750,000.

The C1 Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter until June 29, 2020, to a cap of $6,750 per share. After the four month Hold Period (defined below), the C1 Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five- day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given.

In conjunction with the closing, Lind received a commitment fee of $37,500 and 3,750,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.125 per common share until June 29, 2023.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period (the “Hold Period”), which expires on October 30, 2018. After the Hold Period, Lind has the basic right to convert 10 C1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Agreement, however Lind is permitted to convert up to 30 C1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind will also be entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events as set out in the Agreement. The Company has the right to redeem the C1 Preferred Shares at any time after the Hold Period at a small premium to the redemption value. The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the C1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any C1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 50 Series C2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX.

Avalon Advanced Materials Inc.	Page 17 of 25

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, warrants denominated in foreign currency, convertible redeemable preferred shares, the A1 Warrants and the B1 warrants.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

The Company has 6,466,513 warrants outstanding as at May 31, 2018, with an original exercise price of US$0.56 per share (“US$ Warrants”). These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2017 and as at the date of this MDA is US$0.5223. These warrants are exercisable until June 13, 2021. These warrants were recorded at fair value at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss.

As the Company has the Call Option to redeem all of the outstanding A1 and B1 Preferred Shares at any time at a 5% premium to the redemption value, the total fair value of the 255 A1 Preferred Shares and the 285 B1 Preferred Shares as at May 31, 2018 is $1,606,500 and $1,571,063, respectively. The number of common shares to be issued would be 33,907,563 if all of the outstanding A1 and B1 Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.105 on May 31, 2018.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and 540 are outstanding as at May 31, 2018.

As at May 31, 2018, the Company had 221,644,639 common shares, 255 Series A1 Preferred Shares and 285 Series B1 Preferred Shares issued and outstanding. Subsequent to the end of the Quarter, and as described earlier under “Subsequent Events”, 2,776,134 common shares pursuant to the conversion of 25 A1 Preferred Shares and 15 B1 Preferred Shares, 5,900,000 common shares were issued pursuant to a private placement and 150 Series C1 Preferred Shares were issued. As at the date of this MDA, the Company has 230,320,773 common shares, 220 Series A1 Preferred Shares, 270 Series B1 Preferred Shares and 150 Series C1 Preferred Shares outstanding.

b)	Options

As at May 31, 2018, the Company had an aggregate of 10,670,000 incentive stock options outstanding with a weighted average exercise price of $0.28 (of which 7,463,750 were vested and 3,206,250 were unvested). Subsequent to the end of the Quarter, 965,000 options were granted (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 11,635,000 incentive stock options with a weighted average exercise price of $0.27 outstanding.

Avalon Advanced Materials Inc.	Page 18 of 25

c)	Warrants

As at May 31, 2018 the Company has the following common share purchase warrants outstanding:

i.

6,466,513 US$ Warrants, with an original exercise price of US$0.56 per share and are exercisable until June 13, 2021. These warrants are also subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2018 and as at the date of this MDA is US$0.5223;

ii.

40,000 warrants, issued pursuant to the Accommodation Agreement, with an average exercise price of $0.42 per share and will expire as follows: 10,000 warrants on July 31, 2018, 10,000 warrants on July 31, 2019, 10,000 warrants on July 31, 2020 and 10,000 warrants on August 2, 2021;

iii.	2,400,000 warrants with an exercise price of $0.16 per share and exercisable until November 3, 2019;

iv.	6,900,000 A1 Warrants with an exercise price of $0.23 per common share which are exercisable until March 10, 2022; and

v.	6,250,000 B1 Warrants with an exercise price of $0.15 per common share which are exercisable until January 15, 2023.

The Company is also committed to issue 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Subsequent to the end of the Quarter, the Company issued 1,400,000 warrants with an exercise price of $0.12 per share and expiring on the earlier of June 29, 2020 and the Accelerated Expiry Date, 2,750,000 warrants with an exercise price of $0.12 per share and expiring on the earlier of July 11, 2020 and the Accelerated Expiry Date, and 3,750,000 C1 Warrants with an exercise price of $0.125 per share which expiring on June 29, 2023.

d)	Brokers’ Compensation Warrants

As at May 31, 2018, the Company had the following compensation warrants outstanding:

i.	272,727 compensation warrants with an exercise price of $0.25 per common share, which are exercisable until November 7, 2018;

ii.	150,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 23, 2018;

iii.	204,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until June 12, 2019;

iv.	186,000 compensation warrants with an exercise price of $0.145 per common share, which are exercisable until August 16, 2019;

v.	288,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until November 3, 2019; and

vi.	132,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 22, 2019.

Avalon Advanced Materials Inc.	Page 19 of 25

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has designed or caused to be designed under their supervision, disclosure controls to provide reasonable assurance that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

Avalon Advanced Materials Inc.	Page 20 of 25

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

The Company assesses its long-lived assets, specifically all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration and development properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, site closure and reclamation provision and amortization expense.

Fair Value of Share Based Payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. This calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

Site Closure and Reclamation Provision

The Company’s accounting policy for the recognition of a site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing thereof, extent and costs of required closure and rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Avalon Advanced Materials Inc.	Page 21 of 25

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Exploration and evaluation costs incurred that have been determined to have future economic benefits and can be economically recoverable are capitalized. In making this judgment, management assesses various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

Changes in Accounting Policies Including Initial Adoption

The Company did not adopt any new accounting standards during the Quarter.

Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements. However it is expected that the adoption of IFRS 9 will not have any significant impact on the Company’s consolidated financial statements given its current business model and the amount of its financial assets.

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements. However it is expected that the adoption of IFRS 15 will not have any significant impact on the Company’s consolidated financial statements as the Company is not currently generating any significant revenue.

Avalon Advanced Materials Inc.	Page 22 of 25

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Forward-Looking Statements, Risk Factors and Qualified Persons

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	mineral product and commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2017, and:

•	risks related to the Company’s history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to the progression of the Separation Rapids Lithium Project to a positive feasibility stage;
•	risks related to securing product off-take agreements on a timely basis;
•

risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) and the Separation Rapids Lithium Project for which known metallurgical processes have not previously been applied;

•

uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with Aboriginal land title claims and Aboriginal rights

•	risks related to the possible existence of rights and interests of Aboriginal groups, which may limit the Company’s ability to develop its properties;

Avalon Advanced Materials Inc.	Page 23 of 25

•	risks related to the need to acquire properties for the hydrometallurgical plant and potentially a rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for technology metals and minerals and fluctuations in their pricing ;
•	risks related to the demand for lithium and fluctuations in its pricing;
•	risks related to competition and the actions of competitors;
•	risks related to costs or delays in the commercialization of rare earth products;
•	uncertainties related to the fact that the Company’s mineral resources and mineral reserves are only estimates;
•

risks related to the Company’s ability to secure the required mineral tenure licenses at the East Kemptville Tin-Indium Project (“East Kemptville Project”) which could adversely affect the Company’s ability to conduct further studies and exploration activities;

•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	uncertainties involving uninsured risks;
•	risks related to possible shortages of supplies, equipment and labour;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks inherent to the competitive nature of the mineral industry;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies;
•	risks due to being a “passive foreign investment company” for U.S. purposes;
•	risks related to fluctuations of currency exchange rates;
•	risks related to share price volatility;
•	risks related to dilution of existing shareholders;
•	risks related to not paying cash dividends;
•	risks related to being a non-US corporation; and
•	risks related to there being no market for the Company’s warrants.

Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance, achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Avalon Advanced Materials Inc.	Page 24 of 25

The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonadvancedmaterials.com.

Avalon Advanced Materials Inc.	Page 25 of 25